Exhibit 99.1

Hi everyone,

My name is Jennifer Yum, and I am a Senior Director on the acquisitions team here at Masterworks.

I am pleased to announce our latest offering and the first work by Richard Prince to be presented on our platform. In 2021, Prince was ranked 62nd among all artists with an auction turnover approaching $40 million.

To provide investment quality offerings, our acquisitions team has been offered nearly 60 pieces by Richard Prince from around the world, some of which are priced in excess of $5 million. Of the works carefully reviewed by Masterworks, this is the first Richard Prince we have selected to be offered on our platform.

Completed in 1988, our latest offering is titled “xAxrxex xYxoxux xKxixdxdxixnxgx?x” and belongs to the artist’s “Joke” painting series. The monochromatic series is featured across several prominent collections including the Museum of Modern Art, the Whitney Museum and the Broad museum, among others.

As of September 2022, “Joke” paintings from the same period as the Offering have achieved consistently high prices at auction. These are led by “Untitled (Jokes)” (1989), which features two repeated jokes and sold for $4.7 million in May 2016 at Christie’s, New York, “When I was 15” (1989), an example on a bright pink ground, which sold for $4.2 million in November 2018 at Christie’s, New York and “All I’ve Heard” (1988), which is slightly smaller than the offering and sold for $3.6 million in November 2021 at Christie’s, New York.

Between November 1992 to November 2021, prices achieved for paintings by Richard Prince, which are similar to the Offering, have increased at an estimated annualized appreciation rate of 24.7%.